FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

21 April 2009

HSBC
AND
BRITISH ARAB COMMERCIAL BANK

HSBC confirms that it has been in discussions concerning a reorganisation of the shareholdings in British Arab Commercial Bank
 Limited (BACB)
, including a possible reduction in the interest held by HSBC, which would be subject to approvals from
BACB's
shareholders and regula
tors in a number of countries.
These discussions continue
and no decision has been made.
HSBC will make a further statement
if or when appropriate
.

HSBC is the largest international bank operating in the Middle East and
North Africa
 region and
the region remains a key element of the
Group's strategic focus on fast-
growing markets.
 For the year ended 31 December 2008, HSBC in the Middle East reported profit before tax of US$1,746 million, a 34 per cent increase compared with the previous year (2007: US$1,307 million).

Media enquiries to
Brendan McNamara
 on +44 (0) 20 799
1

0655 or at brendan.mcnamara
@hsbc.com

Notes to editors:
1. HSBC Bank Middle East Limited (HSBC)
HSBC is the largest and most widely represented international bank in the
Middle East
. HSBC has 46

branches throughout the
United Arab Emirates
,
Oman
,
Bahrain
,
Qatar
,
Kuwait
,
Jordan
,
Lebanon
,
Pakistan

and the Palestinian Autonomous Area. In addition to the branch network the Bank maintains representative offices in
Tehran
,
Iran
 and
Tripoli
,
Libya
. This extensive regional coverage is strengthened by other member
s
 of the HSBC Group, HSBC Bank Egypt SAE
 and
 Dar Es Saalam Investment Bank;
and by its associated companies: The Saudi British Bank; British Arab Commercial Bank Limited; HSBC Saudi Arabia Limited; SABB Securities Limited;
 and
SABB Takaful Co.

2. British Arab Commercial Bank Limited

Established in
London
 in June 1972, BACB is a leading provider of trade and project finance for Arab markets. The bank's largest single shareholder is HSBC Bank Middle East, a principal member of the HSBC Group. BACB's other shareholders comprise central banks and state-owned commercial financial institutions from the Arab world:
Shareholder	% Current Ownership
HSBC Bank Middle East Limited, Jersey	48.93
Libyan Foreign Bank , Libya	26.29
Central Bank of Egypt , Egypt	8.26
Bank Al-Maghrib, Morocco	8.26
Banque Extérieure d'Algérie, Algeria	8.26
100.00

3.
HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in
London
. The Group serves customers worldwide from around 9,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of US$2,527 billion at 31 December 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 21 April, 2009